


07005464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Grunzinger 314.236.2253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLC
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd. (Address) St. Louis (City) Missouri (State) 63132 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Grunzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating OFficer
Title

Notary Public


MARJORIE KILPATRICK
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires Nov. 20, 2009
Commission # 05459566

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL AUDIT REPORT

CONFIDENTIAL PURSUANT TO RULE 17A-5(E)(3)

DECEMBER 31, 2006

HUNTLEIGH SECURITIES CORPORATION

7800 FORSYTH BLVD., 5TH FLOOR

ST. LOUIS, MISSOURI 63105

Robert Grunzinger
Chief Operating Officer
St. Louis, Missouri 63105
Telephone Number: 314-236-2253

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2006

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Robert Grunzinger
Chief Operating Officer
St. Louis, Missouri 63105
Telephone Number: 314-236-2253

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditors' Report

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (the "Company") as of December 31, 2006, and the related statement of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, L.L.C.

February 26, 2007

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 122,971
Cash segregated under federal regulations	55,640
Deposits with clearing organizations	243,133
Receivable from broker/dealers and clearing organizations	2,938,156
Receivable from customers	15,542,410
Securities owned:	
Marketable, at fair value	3,701,690
Property and equipment, net of accumulated depreciation and amortization of $580,680	195,298
Deferred income taxes	234,980
Other assets	377,272
TOTAL ASSETS	**$ 23,411,550**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Drafts payable	$ 1,677,875
Short-term bank loans	12,548,000
Payable to broker/dealers and clearing organizations	782,592
Payable to customers	2,556,673
Securities sold, but not yet purchased	2,106,327
Accounts payable, accrued expenses, and other liabilities	870,601
Deferred income taxes	5,767
	20,547,835
Stockholders' Equity	
Common stock: $0.25 par value; authorized 1,000,000 shares; 430,000 shares issued and outstanding	107,500
Additional paid-in capital	2,467,592
Retained earnings	288,623
Total Stockholders' Equity	2,863,715
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 23,411,550**

The accompanying notes are an integral part of these financial statements.

HUNTLEIGH SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2006

Revenues:	
Commissions	$ 7,601,394
Interest and dividend income	2,011,016
Investment banking	871,578
Principal transactions	551,935
Other income	403,840
Total Revenues	11,439,763
Expenses:	
Commissions	3,797,257
Employee compensation and benefits	2,220,207
Interest	953,154
Commissions-correspondent brokers	783,477
Communications	762,224
Rent-office and equipment	739,850
Data processing	561,851
Floor brokerage, exchange and clearance fees	413,599
Other operating expenses	264,862
Professional fees	220,160
Office expense	191,859
Loss on impairment	150,000
Travel	149,817
Insurance	135,814
Regulatory fees	96,362
Dues and subscriptions	52,985
Depreciation and amortization	16,200
Licenses and taxes	11,593
Total Expenses	11,521,271
Loss Before Income Taxes	(81,508)
Income tax benefit	-
NET LOSS	$ (81,508)

The accompanying notes are an integral part of these financial statements.

HUNTLEIGH SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

Year ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	$ 107,500	$ 2,467,592	$ 370,131	$ 2,945,223
Net loss	-	-	(81,508)	(81,508)
Balance at December 31, 2006	**$ 107,500**	**$ 2,467,592**	**$ 288,623**	**$ 2,863,715**

The accompanying notes are an integral part of these financial statements.

HUNTLEIGH SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (81,508)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	16,200
Loss on impairment	150,000
(Increase) decrease in operating assets:	
Cash segregated under federal regulations	442,504
Deposits with clearing organizations	411,960
Receivable from broker/dealers and clearing organizations	(1,637,098)
Receivable from customers	2,156,505
Securities owned	(501,144)
Other assets	(146,903)
Increase (decrease) in operating liabilities:	
Drafts payable	648,149
Payable to broker/dealers and clearing organizations	(280,652)
Payable to customers	202,755
Securities sold, but not yet purchased	854,834
Accounts payable, accrued expenses, and other liabilities	(260,535)
Net cash provided by operating activities	1,975,067
Cash flows from investing activities:	
Purchases of property and equipment	(5,561)
Net cash used in investing activities	(5,561)
Cash flows from financing activities:	
Net decrease in short-term bank loans	(2,037,000)
Net cash used in financing activities	(2,037,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(67,494)
Cash and cash equivalents, beginning of year	190,465
Cash and cash equivalents, end of year	$ 122,971

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. In this capacity, the Company executes principal and agency securities transactions, provides investment banking services, and offers correspondent clearing and execution services for other firms.

The Company has agreements with certain clearing organizations to clear certain of its proprietary and customer transactions. These agreements require cash and/or security deposits to be maintained.

The Company has entered into an agreement to clear all of its customers' regulated commodity futures and commodity options accounts on a fully disclosed basis.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned are valued at fair value as determined by management. The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments illiquid and privately held securities that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions, and market values of underlying securities and quotations for similar instruments.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets. Amortization of leasehold improvements and depreciation expense for the year ended December 31, 2006 was $16,200.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Drafts Payable

Drafts payable represent amounts drawn by the Company against bank sweep agreements.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized on the statement of financial condition approximates their carrying value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash or other collateral in an amount in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Recognition of Revenues

Commissions, principal transactions, and related clearing expenses are recorded on a settlement date basis.

Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable. Investment banking revenues include management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, and recognition of losses on impairment of assets. The deferred tax asset represents the future tax benefits of those differences, which will be taxable when the assets are recovered. The deferred tax liability represents the future tax consequences of those differences, which will be payable when the assets are recovered.

Note B - Cash Segregated Under Federal Regulations

At December 31, 2006, cash of $55,640 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

At December 31, 2006, no cash has been segregated in a special reserve bank account for the benefit of introducing broker/dealers who clear through the Company under Rule 15c3-3 of the Securities and Exchange Commission as a result of the Company meeting regulatory requirements through excess debits calculated in the customer reserve computation.

Note C - Receivable From and Payable To Broker/Dealers and Clearing Organizations

Receivables from broker/dealers and clearing organizations include amounts arising from normal cash and margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying financial statements.

Note C - Receivable From and Payable To Broker/Dealers and Clearing Organizations (Continued)

The amount receivable at December 31, 2006 is as follows:

Receivable

Deposits for securities borrowed	$2,872,000
Securities failed-to-deliver	13,032
Other	53,124
	$2,938,156

The amount payable to broker/dealers and clearing organizations at December 31, 2006 is as follows:

Payable

Securities failed-to-receive	$ 432,166
Payable to broker/dealers and clearing organizations	350,426
	$ 782,592

Note D - Receivable From and Payable To Customers

Receivable from customers includes amounts due on margin transactions and is generally collateralized by marketable securities. Payable to customers primarily represents free credit balances of customers and amounts payable against receipts of marketable securities. As of December 31, 2006, receivable from customers includes $13,633 representing security accounts of officers and directors. Payable to customers includes $4,086 representing security accounts of officers and directors. The Company also carries employee accounts at any given time for employees not considered "affiliates" under various Securities and Exchange Commission rulings.

Note E - Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values, as follows at December 31, 2006:

	Owned	Sold, not yet purchased
Stocks	$3,299,815	$2,106,327
State and municipal obligations	300,136	-
Other securities	101,739	-
	$3,701,690	$2,106,327

Note F - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 601,237
Leasehold improvements	174,741
Less accumulated depreciation and amortization	(580,680)
	$ 195,298

Note G - Note Receivable

During 2005, the Company purchased intangible assets not directly related to the securities broker/dealer industry. The intangibles were acquired for $150,000 in relation to a customer debt. Upon purchase, the Company became an interested party as a secured holder in a judgment filed against previous owners of the intangible asset. During 2006, as a result of facts surrounding the litigation pertaining to the customer debt, Huntleigh deemed the receivable uncollectible and thus wrote off the intangible assets serving as collateral. The $150,000 was expensed and included in the accompanying statement of operations as loss on impairment.

Subsequent to writing off the collateral, the Court found in favor of the Company and awarded a judgment of approximately $465,000. Due to circumstances involving uncertainty of the future collectibility of this amount, and pursuant to SFAS 5, "Accounting for Contingencies", the Company has not recorded a gain in relation to the judgment in the accompanying financial statements.

Note H - Short-Term Bank Loans

Short-term bank loans represent short-term borrowings, which bear interest at a fluctuating rate based on the broker call rate and the bank's individual rates (6.45% at December 31, 2006). At December 31, 2006, the loans, which aggregate $12,548,000, are collateralized by customers' margin and firm trading securities valued at approximately $23,097,091. The maximum borrowings available under these agreements are $25,000,000 at December 31, 2006.

The Company has agreed to furnish to the bank financial information on a monthly and annual basis and maintain excess net capital of at least $1,000,000. The Company is in compliance with the loan agreement at December 31, 2006.

The Company has a line-of-credit with St. Louis Bank providing for borrowings up to $1,500,000 bearing interest at the Wall Street Journal's prime floating rate (8.25% at December 31, 2006). The loan agreement expires on October 26, 2007. It is collateralized by first security interest in marketable collateral to be pledged and held in a segregated account for the benefit of St. Louis Bank. At December 31, 2006, there was no unpaid balance outstanding or pledged collateral under this arrangement.

Note I - Commitments

The Company leases office space and equipment under noncancelable operating leases expiring at various times through July 2015. Lease payments under all leases amounted to $739,850 for the year ended December 31, 2006.

The following is a schedule of future minimum lease payments required under the leases as of December 31:

2007	$ 549,683
2008	508,314
2009	466,049
2010	86,077
2011	89,481
Thereafter	338,149
	$2,037,753

Note J - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The Net Capital rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than 5 percent of aggregate debits. At December 31, 2006, the Company had Net Capital of $1,349,369, which was $1,006,075 in excess of the required minimum and 8.0% of aggregate indebtedness.

In order to be a clearing broker/dealer for other introducing broker/dealers, National Securities Clearing Corporation's standards require the Company to maintain a minimum of $1,000,000 in excess of required Net Capital. At December 31, 2006, the Company was in compliance with this requirement. A clearing deposit is also required to be calculated and maintained daily based on the volume of transactions pending settlement. At December 31, 2006, the daily clearing deposit amounted to $192,276 and is included in deposits with clearing organizations in the accompanying balance sheet.

Note K - Income Taxes

The Company's deferred tax assets and liabilities at December 31, 2006 are comprised of the following:

	Assets
Net operating loss carryforwards and loss on impairment of assets	$ 234,980
	Liabilities
Property and equipment	$ (5,767)

The Company has available net operating loss carryforwards of approximately $807,000 expiring during the years 2020 through 2025.

Note L - Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has sold securities that it does not currently own, and will therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year end.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain a margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Note M- Contingencies

Various legal claims arose during the normal course of business which, in management's opinion, will have no material effect on the Company's financial statements.

Note N - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code. During 2006 the Company did not make contributions to this plan.

Note O - Related Party Transactions

The Company provides clearing services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities are executed and subject to all compliance rules and regulations common in the securities industry. Revenues earned, less clearing expenses, attributable to this correspondent firm were approximately $487,599 for the year ended December 31, 2006. Included in payable to broker/dealers and clearing organizations at December 31, 2006 was $65,014 payable to this firm.

The Company provides clearing services for an investment advisory firm that is related to the Company under common ownership. Transactions are executed and subject to all compliance rules and regulations common in the securities industry. Revenues earned as clearing fees attributable to this related party were $45,299 for December 31, 2006. Included in other assets at December 31, 2006 was $1,156 due from this firm.

During the current year, the Company elected to discontinue a portion of its domestic clearing business and discontinued all of its foreign clearing operations, including clearing foreign transactions made in connection with Regulation S of the Securities and Exchange Commission. Regulation S pertains to certain securities transactions occurring outside of the United States of America. As a result, all foreign correspondent accounts were transferred to an unrelated third-party broker/dealer.

The primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducts business.

Note P - Supplemental Cash Flow Information

Cash paid for interest for the year ended December 31, 2006:

Interest	$ 937,012

Supplemental Schedules

HUNTLEIGH SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$	2,863,715
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		195,298
Other assets		609,404
		804,702
Additional charges for customers' and non-customers' security accounts		21,662
Total deductions and/or charges		826,364
Net capital before haircuts on securities positions		2,037,351
Haircuts on securities:		
Trading and investment securities		
State and municipal government obligations		13,867
Stocks		591,831
Undue concentration		82,284
Total haircuts		687,982
NET CAPITAL	$	1,349,369

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

2% of aggregate debit items ($250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation	$	343,294
NET CAPITAL		1,349,369
EXCESS NET CAPITAL		1,006,075
NET CAPITAL IN EXCESS OF:		
4% OF AGGREGATE DEBIT ITEMS	$	662,780
5% OF AGGREGATE DEBIT ITEMS	$	491,130

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2006.

HUNTLEIGH SECURITIES CORPORATION

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 4,232,548
Monies borrowed collateralized by securities carried for the accounts of customers	10,516,000
Customers' securities failed to receive	414,953
Credit balances in firm accounts that are attributable to principal sales to customers	786,197
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	21,662
Customer debit clearance	2,000
Total credit items	**$ 15,973,360**
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 15,528,986
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	1,631,025
Failed to deliver of customers' securities not older than 30 calendar days	4,700
Aggregate debit items	17,164,711
Less 3 percent charge	514,941
Total 15c3-3 debit items	**$ 16,649,770**
Reserve Computation	
Excess of total debits over total credits - customers	$ 676,410
Excess of total PAIB credits over total PAIB debits	(100,314)
Net excess debits over total credits	**$ 576,096**
Cash segregated for reserve requirements	**$ 55,640**
Required deposit	NONE

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation for determination of reserve requirements pursuant to Rule 15c3-3 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing (amended) as of December 31, 2006.

HUNTLEIGH SECURITIES CORPORATION

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2006

This schedule is not applicable, as the Company clears all of its customers' commodity futures and options accounts on a fully disclosed basis with R.J. O'Brien & Associates, Inc.

Supplemental Report

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Supplemental Report On Internal Control Required By Securities And Exchange Commission Rule 17a-5

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Huntleigh Securities Corporation (the "Company") for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possessions or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND MOORE STEPHENS NORTH AMERICA, INC
KNOWN INTERNATIONALLY AS MOORE STEPHENS BROWN SMITH WALLACE, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Company's internal control over financial reporting and its operation, including controls for safeguarding securities, that we consider to be a material weakness as defined above as of December 31, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, L.L.C.

February 26, 2007

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